                                                Filed Pursuant to Rule 424(b)(3)
                                                   Registration Number 333-39050

                               RESOURCEPHOENIX.COM

                PROSPECTUS SUPPLEMENT #3, DATED OCTOBER 26, 2000
        (To Prospectus dated August 25, 2000 and Prospectus Supplements dated September 13, 2000 and October 4, 2000)

        This Prospectus Supplement includes the attached Current Report on Form 8-K of ReSourcePhoenix.com dated October 26, 2000 and filed by ReSourcePhoenix.com with the Securities and Exchange Commission.

        This Prospectus Supplement should be read in conjunction with the Prospectus dated August 25, 2000 and the Prospectus Supplements dated September 13, 2000 and October 4, 2000.

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 8-K

                                 CURRENT REPORT

     Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

                        Date of Report: October 26, 2000

                               RESOURCEPHOENIX.COM
             (Exact Name of Registrant as specified in its charter)

            Delaware                           000-27449                             52-2190830
(State or other jurisdiction of        (Commission File Number)      (I.R.S. Employer Identification Number)
incorporation or organization)

                              2401 Kerner Boulevard
                              San Rafael, CA 94901
                                 (415) 485-4600

    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

ITEM 5.        OTHER EVENTS.

        On October 25, 2000, ReSourcePhoenix.com, a Delaware corporation, announced its financial results for the quarter ended September 30, 2000 and reported Mr. Roger Smith's recent resignation as a director of the company. A copy of ReSourcePhoenix.com's press release is attached as Exhibit 99.1 hereto and incorporated by reference herein.

ITEM 7.        FINANCIAL STATEMENTS AND EXHIBITS.

               (c)    Exhibits.

                      99.1   Press Release dated October 25, 2000.

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  RESOURCEPHOENIX.COM



                                  By: /s/ Gregory A. Thornton
                                     -------------------------------------------
                                      Gregory A. Thornton
                                      Vice President and Chief Financial Officer

Dated:  October 25, 2000


                                INDEX TO EXHIBITS

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
Exhibit Number           Description
99.1                     Press Release dated October 25, 2000

                                                                    EXHIBIT 99.1



               RESOURCEPHOENIX.COM ANNOUNCES THIRD QUARTER RESULTS

SAN RAFAEL, CA - (BUSINESSWIRE) - OCTOBER 25, 2000 -ReSourcePhoenix.com (Nasdaq/NM: RPCX), a leader in application hosting and business process outsourcing solutions, today announced its financial results for the quarter ended September 30, 2000.

Revenue for the three months ended September 30, 2000 totaled $3.2 million, a 40% increase over the third quarter of 1999. Contract service revenue, excluding affiliates, was $2.1 million, a 120% increase over the third quarter of 1999. The third quarter net loss was $6.1 million or $0.54 per share, compared to a net loss of $0.2 million, or $0.02 per share for the same quarter a year ago. The third quarter net loss for 1999 included a $3.3 million credit for stock-related compensation expense.

Revenue for the nine-month period ended September 30, 2000 increased 40% to $9.0 million, compared with revenue of $6.5 million for the comparable nine-month period in 1999. Contract service revenue, excluding affiliates, grew to $5.1 million, a 90% increase versus the same period in 1999. The net loss for the first nine months of 2000 totaled $21.5 million, or $1.90 per share, compared to a loss of $7.8 million, or $1.08 per share for the same period last year.

Mr. Corey West, President and Chief Operating Officer, said "While we are pleased with the operating progress in the quarter, significant concerns continue over the company's financial viability. The current price for the Company's common shares make it appear unlikely the Company will realize significant equity financing from the arrangement with Torneaux Ltd. announced June 7, 2000. In response to its ongoing liquidity issues, the Company is evaluating its potential strategic alternatives."

In other news the Company reported that Mr. Roger Smith has recently resigned as a director of the Company in order to accommodate an increasingly demanding personal travel schedule. Mr. West commented, "We are grateful for Roger's guidance during the past year."

The third quarter earnings conference call originally scheduled for the afternoon of October 25th has been cancelled.


ABOUT RESOURCEPHOENIX.COM

ReSourcePhoenix.com (RPC) is a leading provider of outsourced accounting operations and business information management, including enterprise application hosting services. RPC pioneered the use of the Internet to integrate a top-tier enterprise resource planning (ERP) infrastructure with the expertise of information technology, accounting, finance, and transaction processing professionals.

This news release contains forward looking statements regarding our ability to draw down under the equity financing arrangement with Torneaux Ltd. and our ability to identify and pursue strategic alternatives to meet our liquidity issues. Our actual results may differ materially from those discussed in these statements. Factors that could contribute to such differences with respect to our ability to raise funds under the equity financing arrangement with Torneaux Ltd. include, but are not limited to, fluctuations in our stock price that result in a price per share of less than $1.00, our ability to maintain the effectiveness of the resale registration statement, our ability to maintain the listing of our Class A Common Stock on the Nasdaq National Market, our ability to satisfy certain conditions at the time of each sale to Torneaux Ltd., as well as the factors discussed under "Risk Factors" in our recent filings with the Securities and Exchange Commission. Factors that could contribute to such differences with respect to our ability to identify and pursue strategic alternatives to meet our liquidity issues, include, but are not limited to, the availability of financing, our ability to negotiate and conclude a financing or acquisition transaction, difficulties in attracting potential buyers and investors, as well as the factors discussed under "Risk Factors" in our recent filings with the Securities and Exchange Commission.


                               RESOURCEPHOENIX.COM
                   SELECTED CONSOLIDATED FINANCIAL HIGHLIGHTS
                 (IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)
                                   (UNAUDITED)


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
                                                 THREE MONTHS ENDED             NINE MONTHS ENDED
                                                    SEPTEMBER 30,                 SEPTEMBER 30,
                                                2000           1999           2000           1999
                                              --------       --------       --------       --------
REVENUE
    Contract service revenue                  $  2,092       $    953       $  5,124       $  2,694
    Contract service revenue - affiliate           829            800          2,790          1,713
    Software revenue                               323            557          1,125          2,064
                                              --------       --------       --------       --------

    TOTAL REVENUE                                3,244          2,310          9,039          6,471

OPERATING EXPENSES
    Cost of providing services                   3,273          1,423         10,030          3,829
    Cost of providing software revenue             198            231            811            633
    General and administrative                   2,225          1,470          7,275          2,469
    Research and development                       259          1,022          2,057          2,373
    Client acquisition                           2,578          1,384          8,308          2,473
    Depreciation and amortization                  679            251          1,948            479
    Stock-related compensation expense              --         (3,335)            --          1,956
                                              --------       --------       --------       --------

    TOTAL OPERATING EXPENSES                     9,212          2,446         30,429         14,212

LOSS FROM OPERATIONS                          $ (5,968)      $   (136)      $(21,390)      $ (7,741)


Other income/(expense), net                       (169)           (27)            21            (11)
                                              --------       --------       --------       --------

Net loss before change in accounting
   Principal                                    (6,137)          (163)       (21,369)        (7,752)
                                              --------       --------       --------       --------

Cumulative effect on prior years                    --             --           (129)            --
                                              --------       --------       --------       --------

NET LOSS                                      $ (6,137)      $   (163)      $(21,498)      $ (7,752)
                                              --------       --------       --------       --------

  Loss per share, basic and
  diluted                                     $  (0.54)      $  (0.02)      $  (1.90)      $  (1.08)

  Weighted average shares, basic and
  diluted                                       11,456          7,200         11,325          7,200


SELECTED BALANCE SHEET INFORMATION                                          9/30/00        12/31/99
Cash and cash equivalents                                                   $  5,131       $ 15,780
Total assets                                                                  16,647         24,053
Total debt, net of discount                                                    7,591             --
Stockholders equity                                                            1,196         19,949
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